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                                                                    EXHIBIT 99.3

November 3, 2000

Board of Directors, PanVera Corporation
545 Science Drive
Madison, WI 53711

Gentlemen:

     PanVera Corporation, a Wisconsin corporation (the "Company"), proposes to enter into an Agreement and Plan of Merger and Reorganization (the "Agreement") with Aurora Biosciences Corporation, a Delaware corporation, ("Buyer") and Angora Acquisition Corporation, a Wisconsin corporation and a wholly owned subsidiary of Buyer ("Merger Sub"). All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed to such terms in the Agreement. Pursuant to the Agreement, at the Effective Time, Merger Sub will merge with and into the Company with the Company being the surviving corporation (the "Merger"). Pursuant to the Merger, each share of Company Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares, if any) will be converted into the right to receive that fraction of a share of Parent Common Stock equal to the Applicable Fraction (as hereinafter defined). Pursuant to the Agreement, 7.5% of the shares of Parent Common Stock issuable pursuant to the Merger will be held in escrow (the "Escrow Shares") to satisfy certain specified indemnification obligations of the stockholders of the Company.

     The "Applicable Fraction" means the fraction (A) having a numerator equal to 1,900,000 and (B) having a denominator equal to the Fully Diluted Company Share Amount. Assuming that the Fully Diluted Company Share Amount is 1,416,051 shares of Company Common Stock (based on the shares of the Company Common Stock currently outstanding and assuming that all outstanding options are exercised in conjunction with the Merger), the Applicable Fraction would be 1.342 shares of Parent Common Stock (the "Exchange Ratio").

     You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Company Common Stock (other than Buyer and its affiliates).

     Robert W. Baird & Co. Incorporated ("Baird"), as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

     In conducting our investigation and analysis and in arriving at our opinion herein, we have reviewed such information and taken into account such financial and economic factors as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us for purposes of our analysis, as well as publicly available information; (ii) reviewed certain publicly available information, primarily financial in nature, concerning the business and operations of the Buyer including but not limited to Buyer's recent filings with the Securities and Exchange Commission and equity analyst research reports prepared by various investment banking firms; (iii) reviewed the draft Agreement in the form presented to the Company's Board of Directors; (iv) compared the historical market prices and trading activity of the Buyer's common stock with those of certain other publicly traded companies we deemed relevant;
(v) compared the financial position and operating results of the Company and Buyer with those of other publicly traded companies we deemed relevant; (vi) compared the proposed financial terms of the Merger with the financial terms of certain other business combinations we deemed relevant; and (vii) reviewed certain potential pro forma financial effects of the Merger. We have held discussions with certain members of the Company's and Buyer's respective senior management concerning the Company's and Buyer's historical and current financial condition and operating results, as well as the future prospects of the Company and Buyer, respectively. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or


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any part of the Company. We have also considered such other information, financial studies, analysis and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided us by or on behalf of the Company and the Buyer, and have not been engaged to and we did not independently verify any such information. We have assumed, with your consent, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company and the Buyer are as set forth in their respective financial statements; (ii) the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles; (iii) the Merger will qualify as a tax free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended;
(iv) the Merger will be consummated in accordance with the terms of the Agreement, without any amendment thereto and without waiver by the Company or Buyer of any of the conditions to their respective obligations thereunder; and
(v) there will be no reduction in the Exchange Ratio resulting from any indemnification claims secured by the Escrow Shares. We have also assumed that the financial forecasts examined by us were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company's senior management as to future performance of the Company and that the Company will perform in accordance with such financial forecasts within the time frames indicated. At the direction of the Company, we have not considered any potential expense increases, cost savings or operating synergies that might result from the Merger and have excluded transaction expenses relating to the Merger from our analyses. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Buyer, nor have we made a physical inspection of the properties or facilities of the Company or Buyer. Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. Furthermore, we express no opinion as to the price or trading range at which the Buyer's securities will trade following the date hereof.

     Our opinion has been prepared at the request and for the information of the Board of Directors of the Company, and shall not be used for any other purpose or disclosed to any other party without the prior written consent of Baird; provided, however, that this letter may be reproduced in full in the Company Proxy Statement to be provided to the Company's shareholders in connection with the Merger. This opinion does not address the relative merits of the Merger and any other potential transactions or business strategies considered by the Company's Board of Directors, and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote with respect to the Merger. Baird will receive a fee for rendering this opinion and the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement.

     In the ordinary course of our business, we may from time to time trade the securities of the Buyer for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock (other than Buyer and its affiliates).

                                          Very truly yours,

                                          ROBERT W. BAIRD & CO. INCORPORATED